Exhibit 99.2

June 3, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Record Date for buyback of equity shares

This has reference to our earlier letter dated April 16, 2019, informing the stock exchanges that the Board of Directors have approved the buyback of equity shares by the Company and also our letter dated June 3, 2019, informing the stock exchanges that the shareholders have approved the buyback of equity shares by the Company.

Pursuant to regulation 42 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, regulation 9(i) of SEBI (Buy-Back of Securities) Regulations, 2018 and Clause 204.21 of the NYSE Listed Company Manual, the Company has fixed Friday, June 21, 2019 as the Record Date for the purpose of determining the entitlement and the names of equity shareholders who are eligible to participate in the buyback.

This is for your information and records.

Thanking you

For Wipro Limited

M Sanaulla Khan

Company Secretary

CC:

a)	National Securities Depository Limited (NSDL)

b)	Central Depository Services (India) Limited

c)	Karvy Fintech Private Limited, Registrar and Share Transfer Agent